                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                    -----------------------------------------
                                (Amendment No. 1)

                               CuraGen Corporation
                               -------------------
                                (Name of Issuer)

                          Common Stock $ .01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   23126R 10 1
                                   -----------
                                 (CUSIP Number)

                                 March 15, 2000
                                 --------------
             (Date of Event which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  Rule 13d-1(b)
         ---

                  Rule 13d-1(c)
         ---

          X       Rule 13d-1(d)
         ---

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 23126R 10 1

--------------------------------------------------------------------------------

(1)  Names of reporting persons and I.R.S.   E.I. du Pont de Nemours and Company
     Identification Nos. of above person(s)  EIN 51-0014090
     (entities only).

--------------------------------------------------------------------------------

(2) Check the appropriate box if a member    (a)
    of a group (see instructions).           (b)   x

--------------------------------------------------------------------------------

(3) SEC use only

--------------------------------------------------------------------------------

(4) Citizenship or place of organization.    Delaware corporation

--------------------------------------------------------------------------------

Number of shares beneficially owned by
each reporting person with:

    (5) Sole voting power                    0
                                             -----------------------------------
    (6) Shared voting power                  N/A
                                             -----------------------------------
    (7) Sole dispositive power               0
                                             -----------------------------------
    (8) Shared dispositive power             N/A

--------------------------------------------------------------------------------

(9) Aggregate amount beneficially owned      0
    by each reporting person.

--------------------------------------------------------------------------------

(10) Check if the aggregate amount in        N/A
     Row (9) excludes certain shares
     (see instructions).

--------------------------------------------------------------------------------

(11) Percent of class represented by         0.0%
     amount in Row (9).

--------------------------------------------------------------------------------

(12) Type of reporting person (see           CO
     instructions).

--------------------------------------------------------------------------------


                               Page 2 of 6 Pages

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CUSIP No. 23126R 10 1

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(2) Names of reporting persons and I.R.S.  Pioneer Hi-Bred International, Inc.
    Identification Nos. of above           EIN 51-0391677
    person(s) (entities only).

--------------------------------------------------------------------------------

(2) Check the appropriate box if a member  (a)
    of a group (see instructions).         (b) x

--------------------------------------------------------------------------------

(5) SEC use only

--------------------------------------------------------------------------------

(6) Citizenship or place of organization.  Iowa corporation

--------------------------------------------------------------------------------

Number of shares beneficially owned by
each reporting person with:

    (5) Sole voting power                  0
                                           -------------------------------------
    (6) Shared voting power                N/A
                                           -------------------------------------
    (7) Sole dispositive power             0
                                           -------------------------------------
    (8) Shared dispositive power           N/A
--------------------------------------------------------------------------------

(9) Aggregate amount beneficially owned    0
    by each reporting person.

--------------------------------------------------------------------------------

(10) Check if the aggregate amount in      N/A
     Row (9) excludes certain shares
     (see instructions).

--------------------------------------------------------------------------------

(11) Percent of class represented by       0.0%
     amount in Row (9).

--------------------------------------------------------------------------------

(12) Type of reporting person              CO
     (see instructions).
--------------------------------------------------------------------------------


                               Page 3 of 6 Pages

CUSIP No. 23126R 10 1

--------------------------------------------------------------------------------

(3)  Names of reporting persons and I.R.S.   Pioneer Overseas Corporation
     Identification Nos. of above person(s)  EIN 42-1134927
     (entities only).

--------------------------------------------------------------------------------

(2) Check the appropriate box if a member    (a)
    of a group (see instructions).           (b)  x

--------------------------------------------------------------------------------

(7) SEC use only

--------------------------------------------------------------------------------

(8) Citizenship or place of organization.    Iowa corporation

--------------------------------------------------------------------------------

Number of shares beneficially owned by
each reporting person with:

    (5) Sole voting power                    0
                                             -----------------------------------
    (6) Shared voting power                  N/A
                                             -----------------------------------
    (7) Sole dispositive power               0
                                             -----------------------------------
    (8) Shared dispositive power             N/A
--------------------------------------------------------------------------------

(9) Aggregate amount beneficially owned      0
    by each reporting person.

--------------------------------------------------------------------------------

(10) Check if the aggregate amount in        N/A
     Row (9) excludes certain shares
     (see instructions).

--------------------------------------------------------------------------------

(11) Percent of class represented by         0.0%
     amount in Row (9).

--------------------------------------------------------------------------------

(12) Type of reporting person                CO
     (see instructions).
--------------------------------------------------------------------------------


                               Page 4 of 6 Pages

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CUSIP No. 23126R 10 1


ITEM 1.  (a)  Name of issuer:  CuraGen Corporation
         (b)  Address of issuer's principal executive offices:
              555 Long Wharf Drive, 11th Floor
              New Haven, Connecticut  06511

ITEM 2.  (a)  Name of person filing:

              This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):
                     E.I. du Pont de Nemours and Company ("DuPont")
                     Pioneer Hi-Bred International, Inc. ("PHI")
                     Pioneer Overseas Corporation ("POC")
              This Statement relates to Shares (as defined herein) held for the account of DuPont, PHI and POC, which might be deemed to constitute a "group" with regard to the ownership of Shares reported herein. PHI is a wholly-owned subsidiary of DuPont. POC is a wholly-owned subsidiary of PHI. POC held 1,000,000 shares of CuraGen and sold all of its holdings in February and March 2000. The Reporting Persons no longer hold any shares of CuraGen.

         (b)  Address of principal business office of DuPont is:
              1107 Market Street
              Wilmington, DE 19898

              Address of principal business offices of PHI and POC is:
              400 Locust Street, Suite 800
              Des Moines, Iowa 50309

         (c)  Citizenship of DuPont: Delaware
              Citizenship of PHI and POC:  Iowa

ITEM 4.  OWNERSHIP.
              The Reporting Persons hold 0 shares of CuraGen.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              If this statement is being filed to report that as of the date hereof, the reporting person has ceased to be beneficial owner of more than five (5) percent of the class of securities, check the following (X).

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PER CENT ON BEHALF OF ANOTHER PERSON.

              Not applicable.


                               Page 5 of 6 Pages

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CUSIP No. 23126R 10 1

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: September 26, 2000
                                     E.I. du Pont de Nemours and Company


                                     By /s/ Mary E. Bowler
                                        ---------------------------------
                                        Mary E. Bowler, Assistant Secretary


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: September 26, 2000
                                     PIONEER HI-BRED INTERNATIONAL, INC.


                                     By: /s/ Richard L. McConnell
                                         ----------------------------
                                         Richard L. McConnell, President and
                                         Chief Operating Officer


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: September 26, 2000
                                     PIONEER OVERSEAS CORPORATION


                                     By:  /s/Jerry L. Chicoine
                                        ---------------------------
                                     Jerry L. Chicoine, President





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